Pricing Sheet dated October 20, 2010 relating to Preliminary Pricing Supplement No. MTNDD648 dated October 4, 2010 Registration Statement Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
15,665 3-Month USD-LIBOR-BBA and S&P 500® Index Linked Range Accrual Notes due October 25, 2025

PRICING TERMS – OCTOBER 20, 2010
Issuer:	Citigroup Funding Inc.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$15,665,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Pricing date:	October 20, 2010
Original issue date:	October 25, 2010
Maturity date:	October 25, 2025
Interest rate:	Year 1 (for interest payment dates of January 25, 2011, April 25, 2011, July 25, 2011 and October 25, 2011):
▪ 8.50% per annum, paid quarterly, regardless of the LIBOR reference rate or the closing value of the underlying index

Years 2 to 15 (for interest payment dates after October 25, 2011 to and including the maturity date):
▪   8.50% per annum, paid quarterly on each interest payment date, multiplied by the number of accrual days and divided by the number of elapsed days during the related accrual period, as explained below
As a result, after the first year following the issuance of the notes, interest will only accrue for each accrual day during the related accrual period, which is a calendar day on which both (i) the LIBOR reference rate is within the LIBOR reference rate range and (ii) the closing value of the underlying index is greater than or equal to the index reference level.  If either (i) the LIBOR reference rate is outside the LIBOR reference rate range or (ii) the closing value of the underlying index is not greater than or equal to the index reference level on every elapsed day during a particular accrual period, you will not receive the full contingent coupon rate of 8.50% per annum for the related accrual period.  Additionally, it is possible that either (i) the LIBOR reference rate could remain outside the LIBOR reference range or (ii) the underlying index could remain below the index reference level for extended periods of time or even throughout the period from and including October 25, 2011 to the final interest payment date so that you will receive no quarterly contingent coupons.

Interest payment dates:
Quarterly each April 25, July 25, October 25 and January 25, beginning January 25, 2011.  The amount paid on each interest payment date after October 25, 2011 will depend on the number of accrual days during the related accrual period. There will be no interest payment made on any interest payment date after October 25, 2011 if there are no accrual days during the related accrual period. Because October 25, 2025 is not a business day, the final interest payment date will be October 27, 2025 or, if such day is not a business day, the immediately following business day.  No additional interest on the notes will accrue during this period.

Accrual period:
The period beginning on and including October 25, 2011 to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date.  For the last four business days (including all remaining elapsed days) in an accrual period, the LIBOR reference rate or the closing value of the underlying index, as applicable, will not be observed and will assumed to be the same as the LIBOR reference rate or the closing value of the underlying index, as applicable, on the elapsed day immediately preceding such unobserved days.

LIBOR reference rate:	For any day, the 3-Month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., London, England time, on such day, or if not available on such day, as set forth in “Accrual day” below.
LIBOR reference rate range:	0.00% to 6.50%
Index reference level:	875
Elapsed day:	A calendar day during the relevant accrual period
Accrual day:
An elapsed day on which both (i) the LIBOR reference rate is within the LIBOR reference rate range and (ii) the closing value of the underlying index is greater than or equal to the index reference level.  If the LIBOR reference rate or the closing value of the underlying index is not available on an elapsed day for any reason (including weekends and scheduled holidays), then the LIBOR reference rate or the closing value of the underlying index, as applicable, for such elapsed day will be the LIBOR reference rate or the closing value of the underlying index, as applicable, on the elapsed day immediately preceding such elapsed day.

Day-count convention:
During the first year following issuance, 30/360.  After the first year and until maturity, the interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly accrual period divided by 4.

Redemption:
Beginning on October 25, 2011, we will have the right to redeem all of the notes on any interest payment date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest, if any.  If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

Payment at maturity:
At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any. Because October 25, 2025 is not a business day, you will receive your payment at maturity on October 27, 2025 or, if that day is not a business day, the immediately following business day.  No additional interest on the notes will accrue during this period.

CUSIP:	1730T0KM0
ISIN:	US1730T0KM08
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Plan of Distribution; Conflicts of Interest” in the related preliminary pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer(2)
Per note	$1,000.00	$35.00	$965.00
Total	$15,665,000.00	$398,830.90	$15,266,169.10

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of up to $35.00 for each $1,000 note sold in this offering.   The actual per note underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence. Citigroup Global Markets will pay selected dealers not affiliated with Citigroup Global Markets a variable selling concession of up to $35.00 for each $1,000 note they sell.  The total underwriting fee shown above gives effect to the actual amount of this variable selling concession. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the related preliminary pricing supplement for more information.

(2) The per note proceeds to Citigroup Funding indicated above represent the minimum per note proceeds to Citigroup Funding for any note, assuming the maximum per note underwriting fee of $35.00. As noted in footnote (1), the underwriting fee is variable. The actual total proceeds to Citigroup Funding shown above gives effect to the actual amount of this variable selling concession.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on October 4, 2010:
http://sec.gov/Archives/edgar/data/831001/000095010310002882/dp19448_424b2.htm
Prospectus Supplement filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm
Prospectus filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.